NO ACT

IE
1-14-10



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE


10010762

March 12, 2010

Stacy S. Ingram
Assistant Secretary & Senior Counsel
Corporate and Securities Practice Group
The Home Depot, Inc.
2455 Paces Ferry Road N.W.
Atlanta, GA 30339

Received SEC
MAR 12 2010
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 3-12-10

Re: The Home Depot, Inc.
Incoming letter dated January 14, 2010

Dear Ms. Ingram:

This is in response to your letter dated January 14, 2010 concerning the shareholder proposal submitted to Home Depot by People for the Ethical Treatment of Animals. We also have received a letter from the proponent dated January 26, 2010. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Susan L. Hall
Counsel
People for the Ethical Treatment of Animals
501 Front St.
Norfolk, VA 23510

March 12, 2010

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Home Depot, Inc.
Incoming letter dated January 14, 2010

The proposal encourages Home Depot to label all glue traps sold in its stores with a warning.

There appears to be some basis for your view that Home Depot may exclude the proposal under rule 14a-8(i)(7), as relating to Home Depot's ordinary business operations. In this regard, we note that the proposal relates to the manner in which Home Depot sells particular products. Proposals concerning the sale of particular products are generally excludable under rule 14a-8(i)(7). Accordingly, we will not recommend enforcement action to the Commission if Home Depot omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Home Depot relies.

Sincerely,

Julie F. Rizzo
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



PeTA
PEOPLE FOR THE ETHICAL
TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
Tel. 757-622-PETA
Fax 757-622-0457
PETA.org
info@peta.org

January 26, 2010

Via e-mail: shareholderproposals@sec.gov

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F St. N.E.
Washington, D.C. 20549

Re: Shareholder Proposal of People for the Ethical Treatment of Animals ("PETA") for Inclusion in the 2010 Proxy Statement of the Home Depot, Inc.

Ladies and Gentlemen:

This letter is filed in response to a letter dated January 14, 2010, submitted to the Staff by Home Depot, Inc. ("Home Depot" or "the Company"). The Company seeks to exclude PETA's shareholder proposal relating to the posting of warnings on glue traps. Home Depot bases its position on Rules 14a-8(i)(7) and (5), asserting that that the proposal relates to ordinary business operations and is not relevant to the Company's operations.

The resolution at issue reads as follows:

> RESOLVED, that shareholders encourage The Home Depot to label all glue traps sold in its stores with a warning stating that consumers may find animals stuck in the traps alive and struggling and of the further danger that these traps pose to companion animals, wildlife, and human health.

For the reasons that follow, PETA respectfully disagrees with the Company and urges the Staff not to concur with Home Depot's position.

The Proposal Is Not Excludable Under Rule 14a-8(i)(7).

Home Depot argues that the proposal involves the conduct of its "ordinary business operations" and seeks to "'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." (No action letter, p. 2.)

PETA responds to Home Depot as follows:

AN INTERNATIONAL ORGANIZATION DEDICATED TO PROTECTING THE RIGHTS OF ALL ANIMALS

1. The proposal does not seek to compel the Company to do anything. Rather, it is crafted so that "shareholders encourage The Home Depot to label all glue traps sold in its stores ...." The emphasis here is on the word "encourage." Shareholders should be given an opportunity to vote on this resolution so that the Board can ascertain the level of support for it. The Staff positions cited in Home Depot's no-action letter relate largely to proposals seeking to *require* the Board to take certain action or to forbear from taking others, not to *encourage* positive conduct.

2. The proposal involves broad and significant social and public policy considerations. Many large chains have acquiesced to public pressure and ceased selling glue traps altogether because they are recognized as cruel to the target animals and indiscriminate in the selection of victims. It is a fact that these devices trap, immobilize, and kill kittens, gerbils, hamsters, guinea pigs, and other small "nontarget" companion animals. They also ensnare and kill nontarget wildlife such as birds. No less than four nationwide chains—namely Walgreens, CVS, Rite Aid, and Safeway—have banned the sale of these appalling contraptions for precisely these reasons. That the Board is encouraged to place warnings on glue traps is a small step in the right direction.

3. The public policy behind labeling glue traps supersedes the ordinary business rule because it implicates issues that are, and continue to be, the subject of public debate and controversy. As proof, the companies mentioned above would not have ceased selling glue traps were it not for the fact that they recognized their inherent cruelty and yielded to public demand to end such sales.

Further evidence that this issue is of significant public concern are the numerous news articles about glue traps that regularly appear in major media publications. Some examples include the following:

- A January 10, 2006, *Chicago Tribune* article titled "Be Kind to Your Mice" lists "the top five reasons to be humane to any mouse in your house." Number five states, "Glue is for crafts, not creatures. Gruesome glue traps cause animals to slowly starve or suffocate to death. Many mice become so desperate that they chew off their own limbs trying to free themselves."
- A January 15, 2006, article in *The Philadelphia Inquirer* titled "Getting Rid of Rodents Intruding in Your Home" stated, "But others consider [glue traps] barbaric because the trapped rodents struggle and die slowly. More and more people are using traps that capture mice alive, which is the method the Humane Society of the United States recommends."
- A March 2, 2006, Associated Press Financial Wire article titled "Investors Still Seek a Better Mousetrap" stated, "There is little agreement on the best way to kill a mouse. Some people recoil at the thought of snap traps, which often work like tiny guillotines. *Others are horrified by glue traps, which kill their prey slowly by starvation or suffocation.*" [Emphasis added.]
- A November 6, 2006, article in *The Philadelphia Inquirer* titled "House vs. Mouse: The Latest Ideas in Humanely Showing Our Disease-Ridden Fall Visitors the Door" clearly noted that humane rodent control is a public issue: "Mice love us. We give them warmth. We give them food. We give them shelter. They have followed humans around the planet for so long that naturalists can't even agree on where they started. They can be found in every human

settlement of any size and, in this country, in 21 million homes. *Now, people are starting to love them back. Sort of. We're trying to figure out how to get rid of them—even kill them—without hurting them.*" [Emphasis added]

4. The Company's continued sale of these products and the inherent risk to the corporate image and the likelihood of reputation damage involve shareholders' economic interests. More and more large- and small-scale businesses are ending the sale of these products because they *are* so cruel and inhumane. Home Depot's commitment to sell these products, despite the trend to the contrary, highlights the Company's disregard for the significant animal welfare issues involved. The least that Home Depot can do is label glue traps so that consumers are aware of their consequences.

The Staff has repeatedly found that proposals "focusing on sufficiently significant social policy issues ... generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." Exchange Act Release No. 34-40018 (May 21, 1998). Similarly, the Staff has refused to uphold the ordinary business operations exclusion when the proposal falls within a range of issues with "significant policy, economic or other implications." Exchange Act Release No. 34-12999 (November 22, 1976).

Conclusion

The Company's position that the resolution is excludable under Rules 14a-8(i)(7) and (5) is insupportable. The proposal embraces a significant social and public policy issue and does not involve micromanaging the Company. For the foregoing reasons, we respectfully request that the Securities and Exchange Commission advise the Company that it will take enforcement action if it fails to include the Proposal in its 2010 proxy materials. Please feel free to contact me should you have any questions or require further information. I may be reached directly at Shall@Fairchild.com or 202-641-0999.

Very truly yours,



Susan L. Hall
Counsel

SLH/pc

cc: Stacy S. Ingram (via e-mail: stacy_ingram@homedepot.com)



2455 Paces Ferry Road N.W. • Atlanta, GA 30339

January 14, 2010

VIA E-MAIL

Office of the Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: The Home Depot, Inc.
Shareholder Proposal of People for the Ethical Treatment of Animals
Securities Exchange Act of 1934 – Rule 14a-8

Ladies and Gentlemen:

This letter is to inform the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") of the intention of The Home Depot, Inc. (the "Company") to exclude from its proxy statement and form of proxy for its 2010 Annual Meeting of Shareholders (collectively, the "2010 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from People for the Ethical Treatment of Animals (the "Proponent"). In accordance with Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company respectfully requests confirmation that the Staff will not recommend enforcement action if the Company excludes the Proposal from its 2010 Proxy Materials.

Pursuant to Rule 14a-8(j), the Company has:

- filed this letter with the Commission prior to 80 calendar days before the Company intends to file its definitive 2010 Proxy Materials with the Commission (on or about April 5, 2010); and

- concurrently sent a copy of this letter via email to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, the Company is taking this opportunity to inform the Proponent that if the Proponent elects to submit correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal encourages the Company to add a warning label to all glue traps sold in its stores. Specifically, the Proposal sets forth the following resolution:

"RESOLVED, that shareholders encourage The Home Depot to label all glue traps sold in its stores with a warning stating that consumers may find animals stuck in the traps alive and struggling and of the further danger that these traps pose to companion animals, wildlife, and human health." A copy of the Proposal, as well as related correspondence from the Proponent, is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

The Company hereby respectfully requests the Staff to concur in its view that the Proposal may be excluded from the Company's 2010 Proxy Materials pursuant to (1) Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the ordinary business operations of the Company and (2) Rule 14-a(8)(i)(5) because the Proposal relates to operations of the Company which account for less than five percent of the Company's total assets, net earnings and gross sales and are not otherwise significantly related to the Company's business.

ANALYSIS

(1) The Proposal is excludable under Rule 14a-8(i)(7) because the Proposal deals with a matter relating to the Company's ordinary business operations, namely the labeling of a particular product.

Under Rule 14a-8(i)(7), a proposal dealing with a matter relating to the company's ordinary business operations may be excluded from the company's proxy materials. According to Release No. 34-40018 (May 21, 1998) (the "Release") accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the "ordinary business" exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual meeting." In the Release, the Commission noted that the "policy underlying the ordinary business exclusion rests on two central considerations." The first relates to the subject matter of the proposal. According to the Release, "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." The second consideration "relates to the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."

In seeking to dictate to the Company what it considers to be the appropriate labeling of a product, the Proponent implicates both of the above-described policy considerations of the ordinary business exclusion. The Company is the world's largest home improvement retailer, selling tens of thousands of different products to a broad base of customers throughout the United States, Mexico, Canada and China. Decisions concerning the labeling of those products are inherently the responsibility of management based on complex considerations outside of the expertise of shareholders. The ability to make such decisions is fundamental to management's ability to control the operations of the Company and, as such, is not appropriately delegated to shareholders.

The Staff has consistently taken the position that decisions regarding the sale, content or presentation (including labeling) of a particular product, whether considered controversial or not, are part of a company's ordinary business operations and thus may be excluded under Rule 14a-8(i)(7). See, e.g., *The Coca Cola Co.* (January 22, 2007) (proposal requesting, in part, that the company adopt specific requirements relating to the labeling of its caffeinated beverages); *Walgreen Co.* (October 13, 2006) (proposal to provide a report characterizing the ingredients of its cosmetics and personal care products); *Marriott International, Inc.* (February 13, 2004) (proposal prohibiting the sale of sexually explicit material at Marriott owned and managed properties); *Johnson & Johnson* (February 7, 2003) (proposal regarding the sale and advertising of particular products); *Wal-Mart Stores, Inc.* (March 9, 2001) (proposal prohibiting the sale of handguns and their accompanying ammunition); *Albertson's, Inc.* (March 18, 1999) (proposal prohibiting the sale and promotion of tobacco products); *General Electric Co.* (February 4, 1999) (proposal regarding the sale of long-term health insurance policies); *J.C. Penney Co.* (March 2, 1998) (proposal prohibiting the sale of cigarettes) and *Walgreen Co.* (September 29, 1997) (proposal prohibiting the sale of cigarettes).

Moreover, the labeling of glue traps is not a subject that "transcends the day-to-day business matters of the Company and raises policy issues so significant that it would be appropriate for a shareholder vote, [and therefore] generally [would] not be excludable under Rule 14a-8(i)(7)...." See Staff Legal Bulletin No. 14E (October 27, 2009). In certain limited circumstances, proposals relating to product labeling which concerned the use or identification of genetically-engineered food and crops were deemed to involve significant policy issues that were beyond the scope of a company's ordinary business operations. See, e.g., *The Quaker Oats Co.* (March 28, 2000); *McDonald's Corp.*(March 22, 2000); *Safeway, Inc.* (March 22, 2000) and *CPC International Inc.* (February 14, 2000) (proposals requesting, in part, that the company label products that contain genetically modified crops and organisms); and *PepsiCo. Inc.* (March 2, 2007) and *The Kroger Co.* (April, 12, 2002) (proposals requesting that the board adopt a policy to identify and label all food products manufactured or sold by the company under the company's brand names or private labels that may contain genetically-engineered ingredients). The issues raised in these proposals that pertain to ingredients of ingested products are not applicable to the Proposal.

The Staff has determined in several instances that proposals that raise the issue of the alleged cruel and inhumane treatment of animals in connection with the sale of products are excludable under Rule 14a-8(i)(7) as dealing with matters of ordinary business operations. In letters to *Lowe's Companies, Inc.* (February 1, 2008) and *The Home Depot, Inc.* (January 24, 2008), the Staff granted relief under Rule 14a-8(i)(7) regarding proposals encouraging both companies to end the sale of glue traps. In a letter to *PetSmart, Inc.* (April 14, 2006), the Staff concurred in the view that a proposal prohibiting the sale of large birds in its stores was excludable under Rule 14a-8(i)(7) as relating to ordinary business operations (i.e., sale of particular goods) despite the proponent's argument that the proposal raised significant social policy concerns. Specifically, the proponent described how the abuse and mistreatment of birds is rampant throughout the entire pet bird trade and constitutes a major animal welfare issue. Also, in a letter to *American Express Company* (January 25, 1990), the Staff expressed the view that a shareholder proposal requesting the company to discontinue all fur promotions by ceasing to distribute catalogs selling fur dealt with a matter of ordinary business operations (i.e., the promotion and sale of a particular product) and therefore could be omitted from the company's proxy materials pursuant to the predecessor to Rule 14a-8(i)(7).

The Company believes that the well-established precedents set forth above support its conclusion that the Proposal addresses ordinary business matters and therefore is excludable under Rule 14a-8(i)(7). The Company is aware that the Staff has previously denied no-action requests for shareholder proposals seeking reports on the implementation of new procedures involving the alleged inhumane killing of animals. See *Denny's Corporation* (March 22, 2007); *Outback Steakhouse, Inc.* (March 6, 2006); *Hormel Foods Corp.* (November 10, 2005); and *Wendy's International, Inc.* (February 8, 2005) (all denying no-action requests regarding proposals seeking reports on the implementation of controlled-atmosphere killing ("CAK") by poultry suppliers) (collectively, the "CAK Proposals").

The Company believes that the CAK Proposals are clearly distinguishable from the Proposal. First, the issue of the alleged inhumane killing of animals arises under very different contexts in the CAK Proposals, as compared to the Proposal. In the Proposal, the Proponent is raising the issue of alleged inhumane killing of animals in the context of a safe, alternative form of animal control for rats, mice and other potentially dangerous rodents. In contrast, in the CAK Proposals, the issue relates to the killing of animals raised for human consumption and, as such, is intertwined with the additional significant social policy issues of food safety and quality. In addition, unlike the Proposal, the CAK Proposals involve a number of other significant social policy and economic considerations, such as improving working conditions, reducing the potential for injury to workers and reducing the number of workers needed in slaughterhouses.

Second, the Staff has consistently drawn a distinction between retailers and manufacturers in the context of Rule 14a-8(i)(7) analyses involving social issues. See, e.g., *Wal-Mart Stores, Inc.* (March 9, 2001) (proposal requesting that the retailer stop selling handguns and their accompanying ammunition was excludable) and compare with *Sturm, Ruger & Co.* (March 5, 2001) (proposal seeking a report on company policies aimed at "stemming the incidence of gun violence in the United States" where the company's "principal business continues to be the manufacture and sale of firearms" was not excludable). The Company believes the same distinction applies in the case of the Proposal. In the case of the Proposal, the Company is not a manufacturer of glue traps but instead offers customers the opportunity to purchase glue traps to control rats, mice and other potentially dangerous rodents as merely one of a multitude of products and services available through its retail stores. In fact, glue traps are a preferred alternative for some of our customers with small children and household pets.

For these reasons, as the Proposal deals with a matter relating to the Company's ordinary business operations and does not raise any broad social policy issues of the type that the Staff has found to be appropriate for a shareholder vote, the Proposal is excludable under Rule 14a-8(i)(7).

(2) The Proposal is excludable under Rule 14a-8(i)(5) because the Proposal is not relevant to the Company's operations

The Company is the world's largest home improvement retailer, and glue traps are among thousands of products offered for sale. The Company's store base consists of over 2,200 stores throughout the United States, Mexico, Canada and China, carrying approximately 30,000 to 40,000 products. For the Company's fiscal year ended February 1, 2009 ("Fiscal 2008"), the Company's total assets were $41.2 billion, net earnings were $2.3 billion and net sales were $71.3 billion.[1] Glue traps represent significantly less than five percent of Company total assets, net earnings and net sales and are an insignificant part of the Company's core home improvement business. Consequently, the conditions of inclusion in the proxy materials under Rule 14a-8(i)(5) are not satisfied, and omission from the 2010 Proxy Materials is warranted.

The Staff has concurred previously in the omission of such proposals. See *Lucent Technologies* (November 21, 2000) (proposal relating to the company forgiving and refunding certain lease payments to residential customers who have leased obsolete telephone equipment from the company for minimum of five years was excludable from the proxy materials on the basis that the amount of revenues, earnings and assets attributable to the company's consumer leases of telephone equipment was less than five percent and the proposal was not otherwise significantly related to the company's business). See also *Merck Co Inc.* (January 4, 2006); *The Walt Disney Company* (November 29, 2002); *American Stores Company* (March 24, 1999) and *Tribune Company* (January 27, 1994).

For these reasons, as the Proposal deals with a product that represents significantly less than five percent of the Company's total assets, net earnings and net sales and is not otherwise significantly related to the Company's business, the Company seeks to omit the Proposal from its 2010 Proxy Materials in accordance with Rule 14a-8(i)(5).

---

[1] The Company recognizes revenue, net of estimated sales returns and sales tax. Therefore, the Company's gross revenue for Fiscal 2008 would be an amount greater than the net sales of $71.3 billion reported.

CONCLUSION

Based on the foregoing analysis, the Company believes that it may omit the Proposal from its 2010 Proxy Materials in reliance on either or both of paragraphs (i)(7) and (i)(5) of Rule 14a-8, and the Company respectfully requests that the Staff not recommend any enforcement action if the Company omits the Proposal from such proxy materials.

To facilitate transmission of the Staff's response to our request, my facsimile number is (770) 384-5842, and the Proponent's facsimile number is (757) 622-0457. If we can provide you with any additional information or answer any questions you may have regarding this subject, please do not hesitate to call me at (770) 384-2858. Thank you for your consideration of this request.

Very truly yours,



Stacy S. Ingram
Assistant Secretary & Senior Counsel
Corporate and Securities Practice Group
The Home Depot, Inc.

cc: Ms. Stephanie Corrigan
People for the Ethical Treatment of Animals



PeTA
PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
Info@peta.org


AN INTERNATIONAL
ORGANIZATION DEDICATED
TO PROTECTING
THE RIGHTS OF ALL ANIMALS

December 9, 2009

Jack A. VanWoerkom
Corporate Secretary
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, Georgia 30339

Dear Secretary:

Attached to this letter is a shareholder proposal submitted for inclusion in the proxy statement for the 2010 annual meeting. Also enclosed is a letter from People for the Ethical Treatment of Animals' (PETA) brokerage firm, Morgan Stanley Smith Barney, confirming ownership of 154 shares of The Home Depot, Inc. common stock, most of which was acquired at least one year ago. PETA has held at least $2,000 worth of common stock continuously for more than one year and intends to hold at least this amount through and including the date of the 2010 shareholders meeting.

Please contact the undersigned if you need any further information. If The Home Depot, Inc. will attempt to exclude any portion of this proposal under Rule 14a-8, please advise me within 14 days of your receipt of this proposal. I can be reached at 323-644-7382 ext. 24 or via e-mail at StephanieC@peta.org.

Sincerely,



Stephanie Corrigan, Corporate Liaison
PETA Corporate Affairs

Enclosures: 2010 Shareholder Resolution
Morgan Stanley Smith Barney letter



PeTA

PEOPLE FOR THE ETHICAL TREATMENT OF ANIMALS
501 FRONT ST.
NORFOLK, VA 23510
757-622-PETA
757-622-0457 (FAX)
PETA.org
Info@peta.org

Shareholder Resolution Regarding Glue Trap Warning Label

RESOLVED, that shareholders encourage The Home Depot to label all glue traps sold in its stores with a warning stating that consumers may find animals stuck in the traps alive and struggling and of the further danger that these traps pose to companion animals, wildlife, and human health.

Supporting Statement

Glue traps sold by The Home Depot are among the cruelest devices used for rodent control and pose many risks about which most consumers are unaware. In addition to rats and mice, the traps often catch and harm nontarget companion animals and wildlife. Furthermore, the traps pose a danger to human health. The Home Deport should include a warning label on all glue traps to advise consumers of these risks. Consider the following:

- Glue traps are indiscriminate devices that often catch nontarget animals such as kittens, birds, squirrels, and other small animals who may become crippled by or die in traps placed in public areas or private residences.
- Animals captured in glue traps are physically glued to the base of the trap and essentially immobilized. Death usually occurs because of starvation or dehydration—but not before days of pain and suffering.
- Some animals caught in glue traps rip patches of skin and fur from their bodies or chew off their own limbs in a desperate attempt to free themselves from the device.
- Most consumers are not prepared when the inevitable occurs and they hear the screams of animals stuck in glue traps and discover the helpless animal struggling to escape. Some try in vain to free the animal from the adhesive, but it is almost always impossible to do so. As a result, the trapped animal suffers even more pain and distress.
- The Centers for Disease Control and Prevention specifically warns against the use of these cruel devices, stating, "We do not recommend using glue traps .... These traps can scare mice that are caught live and cause them to urinate. Since their urine may contain germs, this may increase your risk of being exposed to diseases."
- A regulatory impact statement released by the Australian government concluded that glue traps should be banned "because of the enormous distress that these traps cause, even if the trapped animals are found after just a few hours and then humanely dispatched."

The sale of glue traps—and the abhorrent method by which they kill—has been the subject of public debate and controversy in recent years. As a result, many prominent retailers—including Walgreens, CVS, Rite Aid, Dollar General, and Safeway—have done the responsible thing and banned the sale of these cruel traps. If The Home Depot will not cease selling glue traps, it should at the very least warn consumers about the risks and dangers associated with using them.

Accordingly, we urge shareholders to support this socially and ethically responsible resolution.


AN INTERNATIONAL
ORGANIZATION DEDICATED
TO PROTECTING
THE RIGHTS OF ALL ANIMALS

MorganStanley
SmithBarney

December 9, 2009

Jack A. VanWoerkom
Corporate Secretary
The Home Depot, Inc.
2455 Paces Ferry Road
Atlanta, Georgia 30339

Re: Shareholder Proposal for Inclusion in the 2010 Proxy Material

Dear Secretary:

This letter serves as formal confirmation to verify that People for the Ethical Treatment of Animals is the beneficial owner of 154 shares of The Home Depot, Inc. common stock and that PETA has continuously held at least $2,000.00 in market value, or 1% of The Home Depot, Inc. for at least one year prior to and including the date of this letter.

Should you have any questions or require additional information, please contact me at (301) 765-6484.

Sincerely,



Mindy J. Mash
Sr. Reg. Associate
Morgan Stanley Smith Barney